

**Caroline Galinie**
Senior Director
Corporate Actions

New York Stock Exchange
11 Wall Street, 14<sup>th</sup> Floor
New York, NY  10005
T +1 212 656 3421
Caroline.Galinie@theice.com

December 6, 2017


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the JPMorgan Managed Futures Strategy ETF, shares of beneficial interest of J.P. Morgan Exchange-Traded Fund Trust under the Exchange Act of 1934.


Sincerely,